EXHIBIT 23.4

CONSENT OF MCGEHEE ENGINEERING CORP.

McGehee Engineering Corp. hereby consents to the incorporation by reference of references to our firm in this Registration Statement on Form S-8, and any amendments thereto (the “Registration Statement”), of Warrior Met Coal, Inc. as well as the incorporation by reference of information contained in our report, dated as of January 26, 2018 relating to estimates of certain coal reserves, included in Warrior Met Coal, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017, and any amendments thereto. We hereby further consent to the reference to McGehee Engineering Corp. in the Reoffer Prospectus, which is part of the Registration Statement, and any amendments thereto, including the reference to our firm under the heading “Experts.”

McGehee Engineering Corp.

By:	/s/ Sanford M. Hendon
Name:	Sanford M. Hendon
Title:	Vice President

Dated: February 14, 2018